UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 10, 2003

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
October 10, 2003

Item 5. Other Events and Regulation FD Disclosure

On October 10, 2003, First Midwest Bancorp, Inc. issued a press release announcing investment grade ratings issued by Standard & Poor's Ratings Service. This press release, dated October 10, 2003, is attached as Exhibit 99 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	First Midwest Bancorp, Inc.
	(Registrant)

Date: October 10, 2003	/s/ STEVEN H. SHAPIRO
	Steven H. Shapiro
	Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO] **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE   **CONTACT: Steven H. Shapiro**
                                   (630) 875-7345
                                   www.firstmidwest.com

                                   TRADED: Nasdaq
                                   SYMBOL: FMBI

FIRST MIDWEST BANCORP, INC.
RECEIVES INVESTMENT GRADE RATING
FROM STANDARD & POOR'S

ITASCA, IL, OCTOBER 10, 2003 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced that Standard & Poor's Ratings Services had assigned investment grade ratings to both First Midwest Bancorp and its subsidiary, First Midwest Bank. Standard & Poor's assigned its long-term counterparty credit rating of BBB+/A-2 to First Midwest Bancorp and assigned counterparty credit ratings of A-/A-2 to First Midwest Bank, its principal operating subsidiary. Standard & Poor's outlook for all of these ratings is stable.

"These ratings confirm our track record of above peer financial performance coupled with our superior asset quality," said John O'Meara, President and Chief Executive Officer of First Midwest. "I am pleased with Standard & Poor's acknowledgement of our in-depth local market knowledge and conservative underwriting policies."

First Midwest is the premier relationship-based banking franchise in the wealthy and growing suburban Chicago banking markets. As the largest independent bank holding company and one of the overall largest banking companies in the Chicago metropolitan area, First Midwest provides the full range of both business and retail banking, trust and investment management services through 70 offices located in more than 40 communities, primarily in northern Illinois.